EXHIBIT 2.1

*** Text omitted and Filed Separately

with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

UNDER 17 C.F.R. §§200.80(b)(4) and 240.24b-2

Share Purchase Agreement

between

DivX Holdings, Inc., San Diego (USA)

and

DivX Inc., San Diego (USA)

and

Markus Mönig, Aachen (Germany)

and

IMV Beteiligungs GmbH, Mönchengladbach (Germany)

and

Dr. Sergey Grigoriev, Augsburg (Germany)

dated 7 November 2007

regarding the sale and purchase of all shares in MainConcept AG, Aachen (Germany)

This Share Purchase Agreement (the “Agreement”) is entered into on this 7th day of November 2007, by and between

(1)	Markus Mönig, Aachen (Germany)

(hereinafter referred to as “Seller 1”)

and

(2)	IMV Beteiligungs GmbH, Mönchengladbach (Germany)

(hereinafter referred to as “Seller 2”)

and

(3)	Dr. Sergey Grigoriev, Augsburg (Germany)

(hereinafter referred to as “Seller 3”)

(hereinafter jointly referred to as “Sellers” and each of them individually also a “Seller”),

and

(4)	DivX Holdings, Inc., 4780 Eastgate Mall, San Diego (USA)

(hereinafter referred to as “Purchaser”).

and

(5)	DivX, Inc., 4780 Eastgate Mall, San Diego (USA)

(hereinafter referred to as “Parent”).

Preamble

1.	Sellers are the sole owners of all shares in MainConcept AG (hereinafter “MC AG”) which is a stock corporation (Aktiengesellschaft – AG) under German law with a statutory share capital of EUR 52,500, having its business seat at Elisabethstraße 1, 52062 Aachen, Germany, and registered at the commercial register of the local court Aachen under HRB 8938.

2.	Seller 1 holds 25,000 common bearer shares (Inhaberaktien) in MC AG, with a nominal value of EUR 1.00 each, currently representing ca. 47.62 % of the voting rights in MC AG. Seller 2 holds 25,000 common bearer shares in MC AG, with a nominal value of EUR 1.00 each, currently representing ca. 47.62 % of the voting rights in MC AG. Seller 3 holds 2,500 preferred registered shares (Namensaktien) in MC AG, with a nominal value of EUR 1.00 each, currently representing ca. 4.76 % of the voting rights in MC AG.

3.	MainConcept AG holds the following shareholdings and interests:

3.1	100 % of the membership interests in MainConcept LLC. MainConcept LLC is a limited liability company organized under the laws of the state of Ohio with its principal business seat at Pleasanton, California, USA.

3.2	100 % of the shares in MainConcept Development GmbH (hereinafter “MCD GmbH”), a limited liability company under German law with a statutory share capital of EUR 25,000 having its business seat at Elisabethstraße 1, 52065 Aachen, Germany and registered at the commercial register of the local court Aachen under HRB 13203. MCD GmbH is primarily responsible for the business of MC AG in Russia. The Russian business of MC AG is not operated by a Russian entity but by way of a representative office in Tomsk, Russia which operates under the supervision of MCD GmbH.

(the membership interest in MainConcept LLC and the shares in MCD GmbH including the representative office of MCD GmbH in Tomsk, Russia are hereinafter collectively referred to as “Interests”)

4.	MC AG holds 300 out of 800 shares issued by MainConcept Japan, Inc. (hereinafter “MCJ”) which is a company incorporated under the laws of Japan having its business seat at Osaka, Japan. The total number of shares authorized to be issued by MCJ is 1,000, i.e. 200 shares in MCJ have not yet been issued. MCJ is a joint venture together with Technology Joint Corporation (hereinafter “TJC”) with TJC holding 500 out of the 800 shares issued by MCJ.

5.	MC AG and the Interests are collectively referred to as “Companies” or individually as “Company”. The business of the Companies taken as a whole and as presently conducted (disregarding the transaction contemplated by this Agreement or any intentions of Purchaser), is hereinafter referred to as the “Business”.

6.	Purchaser is incorporated under the laws of Delaware and is a wholly-owned subsidiary of Parent. Parent is a corporation incorporated under the laws of Delaware. Parent’s Common Stock is listed on The Nasdaq Global Market. Purchaser’s and Parent’s current business seat is 4780 Eastgate Mall, San Diego, USA.

7	Seller 2 and MC AG entered into the following loan agreements:

7.1.	Firstly, Seller 2 entered into a loan agreement with MC AG dated 11 November 2005, which was amended according to an amendment agreement dated 5 October 2006 (the amended loan agreement hereinafter referred to as “IMV Loan Agreement I”). The nominal amount of the loan granted under the IMV Loan Agreement I is EUR 2,463,000 (hereinafter referred to as “IMV Loan I”). Until 31 December 2006, interests in an aggregate amount of EUR 128,443.34 have accrued which have not yet been paid to Seller 2 (hereinafter referred to as the “Accrued Interest 2006”). The IMV Loan I plus Accrued Interest 2006 amount to EUR 2.591,443.34 as of 31 December 2006. The IMV Loan I continues to bear interest in the amount of 5% p.a. since 1 January 2007 (hereinafter referred to as the “Accrued Interest 2007 I”). The Accrued Interest 2007 I have not yet been paid to Seller 2.

7.2	Secondly, Seller 2 entered into a loan agreement with MC AG dated 28 August/5 September 2007 (hereinafter referred to as “IMV Loan Agreement II”). The nominal amount of the loan granted under the IMV Loan Agreement II is EUR 140,000 (hereinafter referred to as “IMV Loan II”). The IMV Loan II bears interest in the amount of 5 % p.a. with respect to an amount of EUR 65,000 since 28 July 2007 and with respect to an amount of EUR 75,000 since 31 August 2007 (hereinafter referred to as the “Accrued Interest 2007 II”). The Accrued Interest 2007 II have not yet been paid to Seller 2.

7.3	Thirdly, Seller 2 entered into a loan agreement with MC AG dated 18/19 October 2007 (hereinafter referred to as “IMV Loan Agreement III”). The nominal amount of the loan granted under the IMV Loan Agreement III is EUR 190,000 (hereinafter referred to as “IMV Loan III”). The IMV Loan III bears interest in the amount of 5 % p.a. since 27 September 2007 (hereinafter referred to as the “Accrued Interest 2007 III”). The Accrued Interest 2007 III have not yet been paid to Seller 2.

8.	Sellers wish to divest themselves of all shares in MC AG and Purchaser wishes to acquire all shares in MC AG.

Therefore, Sellers, Purchaser and Parent (hereinafter referred to jointly as “Parties” and individually as a “Party”) agree as follows:

Section 1

Sale and Purchase of the Sold Shares and of the IMV Loan

1.1	Agreement to Sell and Purchase

(a)	Subject to the terms and conditions set forth in this Agreement, Seller 1 hereby sells to Purchaser and Purchaser hereby purchases from Seller 1 25,000 common bearer shares in MC AG with a nominal value of EUR 1.00 each representing the shares no. 1-25,000 in MC AG as set forth under the share certificate issued by MC AG dated 19 December 2001.

(b)	Subject to the terms and conditions set forth in this Agreement, Seller 2 hereby sells to Purchaser and Purchaser hereby purchases from Seller 2 25,000 common bearer shares in MC AG with a nominal value of EUR 1.00 each representing the shares no. 25,001-50,000 in MC AG as set forth under the share certificate issued by MC AG dated 19 December 2001.

(c)	Subject to the terms and conditions set forth in this Agreement, Seller 3 hereby sells to Purchaser and Purchaser hereby purchases from Seller 3 2,500 preferred registered shares in MC AG with a nominal value of EUR 1.00 representing the preferred shares no 1-2,500 in MC AG as set forth under the share certificate issued by MC AG dated 15 October 2007.

(d)	The shares referred to under para. (a)-(c) sold by Sellers and purchased by Purchaser pursuant to this Section 1.1 are hereinafter collectively referred to as the “Sold Shares”.

1.2	Share Transfer

At Closing, Sellers shall assign and transfer to Purchaser the Sold Shares in accordance with Section 3.3.

1.3	Dividend Rights

The Sold Shares shall be sold and transferred to Purchaser with economic effect as of 1 January 2007, 00:00 hours CET (hereinafter the “Effective Date”), with all rights and obligations pertaining thereto, including the right to receive all profits for the current fiscal year 2007 and for previous fiscal years not yet distributed to Sellers prior to the Effective Date.

1.4	IMV Loan I-III

Seller 2 herewith sells to Purchaser and Purchaser hereby purchases from Seller 2 (i) the IMV Loan I including the Accrued Interest 2006 and the Accrued Interest 2007 I thereon until the Closing Date, (ii) the IMV Loan II including the Accrued Interest II thereon until the Closing Date and (iii) the IMV Loan III including the Accrued Interest III thereon until the Closing Date. Seller 2 herewith assigns and transfers to Purchaser (i) the IMV Loan I including the Accrued Interest 2006 and the Accrued Interest 2007 I thereon until the Closing Date, (ii) the IMV Loan II including the Accrued Interest II thereon until the Closing Date and (iii) the IMV Loan III including the Accrued Interest III thereon until the Closing Date under the conditions precedent (aufschiebende Bedingungen) of (i) payment of the IMV Loan I-III Purchase Price to Seller 2, and (ii) payment of the Base Purchase Price to Sellers. Purchaser hereby accepts such assignments and transfers.

Section 2

Purchase Price

2.1	Base Purchase Price

The Base Purchase Price shall be equal to:

(i)	USD 16,240,000 (in words: US-Dollars sixteen million two hundred forty thousand)

(the “Base Purchase Price”)

plus interest at a rate of 4 % p.a. thereon as of the 29th day after the date hereof,

(ii)	plus 88,940 shares of the common stock of Parent with a par value of USD 0.001 per share (the “Common Stock”) with a market value of USD 1,100,009.92 which corresponds to the average closing price of the Common Stock on The Nasdaq Global Market from the seventh to the third Business Day inclusive prior to the date hereof.

2.2	Additional Purchase Price

The Additional Purchase Price shall be up to:

USD 5,820,000 (in words: US-Dollars five million eight hundred twenty thousand)

(together the “Additional Purchase Price”).

The Additional Purchase Price depends on the (i) development of the Products as defined below and (ii) the Companies’ consolidated revenues in the year 2008 as defined below as follows:

(a)	Purchaser shall pay to Sellers an additional purchase price in the amount of [ *** ] (the “Additional Purchase Price I”). The Additional Purchase Price I is payable subject to the development of the Products under the conditions and specifications as set forth in Exhibit 2.2 (a).

(b)	Purchaser shall pay to Sellers an additional purchase price in the amount of up to [ *** ] (the “Additional Purchase Price II”). The Additional Purchase Price II is subject to the achievement of certain EBITDA ratios and revenue as set out under the table below under the consolidated revenues of the Companies in the calendar year 2008. The Additional Purchase Price II is due and payable in four equal instalments of up to [ *** ] each (hereinafter each an “Instalment II”). Each Instalment II, if any, shall be due and payable on the [ *** ] after Sellers have approved the calculations of Purchaser for the respective Instalment II. The respective part of the Additional Purchase Price II shall carry interest at a rate of [ *** ] % p.a. as of the [ *** ] after the end of the respective calendar quarter if an arbitrator, in a proceeding in accordance with Section 11.5, rules in favor of Sellers that Sellers are entitled to the respective part of the Additional Purchase Price II. Each Instalment II will be determined by the following formula:

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ]

[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ]

[ *** ]	[ *** ]	[ *** ]	[ *** ]
[ *** ]	[ *** ]	[ *** ]	[ *** ]
[ *** ]	[ *** ]	[ *** ]	[ *** ]
[ *** ]	[ *** ]	[ *** ]	[ *** ]
[ *** ]	[ *** ]	[ *** ]	[ *** ]

(c)	Purchaser will provide Sellers with calculations of the respective Instalment II not later than [ *** ] after the end of a calendar quarter. Within [ *** ] after receipt of the calculation, Sellers may object to them in writing. If Sellers do not object within such period, the calculation shall be deemed to be approved. If and to the extent Sellers do object to the calculation and the Parties do not reach agreement within [ *** ] after such objections, the items in dispute shall be resolved pursuant to Section 11.5.

(d)	Purchaser and Sellers will reasonably cooperate to develop the Products, and to grow the revenues and EBITDA of the Companies.

Until the end of the calendar year 2008, in order to protect the interests of Sellers, Seller 1 will be entitled, subject to the provisions of the service agreement in the form as set forth in Exhibit 3.2 (a) (iii) to be a managing director of MC AG or of the company in which MC AG is transformed into or merged with in 2008, if any, having responsibility for the Business and the development of the Products. [ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ]

(e)	Purchaser agrees that none of the following acts may be taken in the period between the Closing Date and 31 December 2008 with respect to the Companies except with prior written approval of Seller 1 and Seller 2 (it being understood that in the event such approval is withheld and Purchaser nevertheless takes such action, the costs incurred by the Companies as a result of such action will be excluded from, or revenues lost by the Companies as a result of such action will be added back for purposes of calculating the Additional Purchase Price II), such approval not to be unreasonably withheld and deemed granted [ *** ] after the written request of Purchaser to take such acts unless rejected by Seller 1 and Seller 2 in writing:

(i)	carry out any act or omission or series of acts or omissions with deliberate intent of reducing the profitability of the Companies during the calendar year 2008, including the deferring of revenues properly accruing in the calendar year 2008 until after the calendar year 2008 (except in accordance with US GAAP consistent with the past practices of the Companies) or,

(ii)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

(f)	Notwithstanding anything to the contrary under paragraph (e), Purchaser and Parent may, at their sole discretion, [ *** ]

(g)	[ *** ]

(i)	[ *** ]

(ii)	[ *** ]

(iii)	[ *** ]

(iv)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

(v)	[ *** ]

[ ***	]

(aa)	[ *** ]

(bb)	[ *** ]

(h)	The Purchaser shall, and shall cause the Companies to: (i) provide Sellers and their representatives with reasonable access during normal business hours to the books, records and employees of the Companies and relevant work papers of accountants or auditors and permit copies to be made of any of the foregoing documentation and (ii) cooperate fully with Sellers and their authorised representatives, including the provision on a timely basis of all information and documentation relevant for the purposes of this Section 2.2.

***CONFIDENTIAL TREATMENT REQUESTED

2.3	Purchase Price for IMV Loan I-III

(a)	The purchase price for the IMV Loan I, the Accrued Interest 2006 and the Accrued Interest 2007 I up until the Closing Date shall be equal to EUR 2,591,443. 34 plus interest in the amount of 5 % p. a. on the IMV Loan I since 1 January 2007 up until the Closing Date,

(b)	the purchase price for the IMV Loan II and the Accrued Interest II up until the Closing Date shall be equal to EUR 140,000 plus interest in the amount of 5 % p. a. on the IMV Loan II with respect to an amount of EUR 65,000 since 28 July 2007 and with respect to an amount of EUR 75,000 since 31 August 2007 each up until the Closing Date and

(c)	the purchase price for the IMV Loan III and the Accrued Interest 2007 III up until the Closing Date shall be equal to EUR 190,000 plus interest in the amount of 5 % p.a. on the IMV Loan III since 27 September 2007 up until the Closing Date.

The aggregate amount of the purchase prices according to Section 2.3 (a) – (c) shall hereinafter be referred to as the “IMV Loan I-III Purchase Price”.

Seller 2 will communicate to Purchaser not later than three Business Days prior to the Closing Date the outstanding amounts under the IMV Loan I, IMV Loan II and IMV Loan III including all outstanding interest thereon up until the Closing Date for the purpose of calculating the IMV Loan I-III Purchase Price.

2.4	Payments / Escrow

(a)	At Closing, Purchaser shall pay to Sellers the Base Purchase Price.

(b)

The Common Stock shall be issued by Purchaser to Sellers no later than 60 Business Days after the Closing Date by virtue of share transfer agreements substantially in the form as set forth in Exhibit 2.4 (b). Sellers agree that the obligation of Purchaser to issue Common Stock to Sellers may be fulfilled by Parent issuing Common Stock on behalf of Purchaser and establishing respective share certificates in the Sellers´ names. Immediately thereafter, Parent will deliver such share certificates representing the Common Stock issued in the name of Sellers to an escrow securities account of a major German bank, as indicated by Sellers (hereinafter the “Escrow Account”), the costs of such Escrow Account to be equally borne by the Parties. Parent and Sellers shall only be allowed to dispose jointly of the Escrow Account. The Common Stock deposited in the Escrow Account shall be released to Sellers according to lit. (d) below [ *** ] after the Closing Date (the “Release Date”) unless Purchaser or Parent makes a Purchaser Claim towards one or all Sellers prior to or on the Release Date based on the breach of any obligation of Sellers under this Agreement, in particular regarding the breach of any representation, warranty or covenant given by Sellers under this Agreement. In such latter case the Common Stock deposited on the Escrow Account will be released on the Release Date only insofar as the market value of the Common Stock based on the closing price at The NASDAQ Global Market two Business Days prior to the Release Date exceeds the estimated aggregate amount of all Purchaser Claims made prior to or on the Release Date according to Section 7.11 (a) by more than [ *** ]. The remainder of the Common Stock will only be released after such Purchaser Claim(s) has/have been settled or time barred and in accordance with the outcome of such settlement, if any.

(c)	Furthermore, at Closing, Purchaser shall pay to Seller 2 the IMV Loan I-III Purchase Price.

(d)	The Base Purchase Price, the Common Stock, and the Additional Purchase Price shall be allotted to Sellers as follows:

Sellers	Base Purchase Price (USD)	Common Stock (total number)	Additional Purchase Price (allocation in %)
Seller 1	7,733,325.60	42,352	47.619%
Seller 2	7,733,325.60	42,352	47.619%
Seller 3	773,348.80	4,236	4.762%

***CONFIDENTIAL TREATMENT REQUESTED

2.5	Mode of Payment; Default; Set-off

(a)	Any payments in cash to be made under this Section 2 shall be made in USD or EUR respectively by irrevocable wire transfer of immediately available funds to a bank account specified by the respective Seller, provided that such specification has been made at least four Business Days prior to the relevant due date. Any such payment shall be deemed to have been duly made only upon the irrevocable and unconditional crediting of the amount payable (without deduction of any costs or charges) to the relevant bank account on, and as of a value date no later than, the relevant due date.

(b)	No Party shall be entitled to exercise any right of set-off (Aufrechnung) or any retention right (Zurückbehaltungsrecht) with respect to its payment obligations pursuant to this Section 2.

2.6	Release from Security Grantors Guarantees

(a)	With effect as of the Closing Date, but, for the avoidance of doubt, subject to the fulfillment or waiver of all conditions precedent set out under Section 3.2 of this agreement, Purchaser hereby (i) assumes any and all obligations and liabilities under the guarantees and other security interests (Sicherheiten) as listed and only up to the amounts as set forth in Exhibit 2.6 (a) which Seller 1 or his parents Erika and Wolfgang Mönig (together the “Security Grantors”) has/have provided in favor of, or on behalf of, any Company to banks, other financial institutions, suppliers, customers or other third parties (as listed on Exhibit 2.6 (a), the “Security Grantors’ Guarantees”) and (ii) shall indemnify and hold harmless the relevant Security Grantor from any and all obligations and liabilities arising under or in connection with the Security Grantors’ Guarantees. The Security Grantors and Purchaser shall cooperate in good faith to reduce the Security Grantors’ Guarantees before Closing.

(b)	Subject to the fulfillment or waiver of all conditions precedent set out under Section 3.2 (a) and (b) of this agreement, Purchaser shall use commercially reasonable efforts to procure, as soon a practicable, the full and unconditional release of all Security Grantors’ Guarantees.

Section 3

Closing

3.1	Place and Time of Closing

The consummation of the transactions contemplated by this Agreement, as set forth in Section 3.3 below (the “Closing”), shall take place at the offices of Bird & Bird in Düsseldorf at 10:00 a.m. CET on the fifth Business Day after the day on which the last of the conditions set forth in Section 3.2 (a) (i) and (iii) and (b) (i) and (iv) below are met or waived in accordance with Section 3.2 (c), or at any other time or place as the Parties may mutually agree. The date on which the Closing is completed is referred to herein as the “Closing Date”.

3.2	Conditions to Closing

(a)	The obligations of Purchaser and Sellers to consummate the Closing are subject to the satisfaction of the following conditions precedent:

(i)	MC AG shall have granted its consent to the transfer of the 2,500 non-voting preferred registered shares of Seller 3 according to Section 3.2 of its articles of association. Such consent shall be granted substantially in the form as set out in Exhibit 3.2 (a) (i);

(ii)	No enforceable judgment, injunction, order or decree by any court or governmental authority in Germany or the USA shall prohibit the consummation of the transaction and

(iii)	Execution of an amended service agreement between MC AG and Markus Mönig in the form as set out in Exhibit 3.2. (a) (iii).

(b)	The obligation of Purchaser to consummate the Closing is subject to the satisfaction of the further following conditions precedent:

(i)	The board of directors of Purchaser shall have approved this agreement and the transaction contemplated hereby;

(ii)	The representations set forth in Section 4 below shall in all material respects be true, correct and not misleading as if made at the Closing Date;

(iii)	All of the covenants that Sellers are required to comply with or to perform at or prior to the Closing according to Sections 6.1, 6.3 , 6.5 and 6.8 (considered collectively), and each of said covenants (considered individually), shall have been duly complied with and performed in all material respects;

(iv)	Each of the consents of third parties required under the agreements listed on Exhibit 3.2 (b) (iv) with respect to the waiving of termination rights under change of control clauses contained in such agreements shall have been obtained and shall be in full force and effect;

(v)	There shall have been no material adverse change in any of the Companies’ business, conditions, assets, liabilities, operations, financial performance or net income (or in any aspect or portion thereof) since the date hereof reducing the aggregate value of the Companies by more than USD 2,500,000.

(c)	To the extent permitted by applicable law, the Parties may jointly waive any conditions to Closing pursuant to Section 3.2 (a). Purchaser shall be entitled to waive the conditions to Closing pursuant to Section 3.2 (b). Any conditions to Closing shall be deemed to be waived upon completion of the Closing as set forth in Section 3.3 below.

(d)	The Parties shall use all commercially reasonable endeavors and shall cooperate to ensure that the conditions to Closing are fulfilled as soon as possible after the date hereof, however in any case no later than three months after the date hereof, and shall keep each other informed of the progress in satisfying the conditions to Closing. As soon as either of the Parties becomes aware that a condition to Closing has been fulfilled, it shall inform the other Parties hereof without undue delay.

(e)

Either Sellers or Purchaser by written notice to the other Parties may withdraw from (zurücktreten) this Agreement if not all of the conditions to Closing under Section 3.2 (a) and (b) have been fulfilled or waived at the latest three (3) months after the date hereof unless the Party claiming such withdrawal is responsible for (hat zu vertreten) the non-fulfillment of the condition(s) to Closing. Such withdrawal (Rücktritt) is only valid if the other Party has received such written notice of withdrawal (Rücktrittserklärung) prior to the date on which the conditions to Closing have been fulfilled. In the event of a withdrawal none of the Parties shall have any obligation or incur any liability towards the other Parties and the Parties herewith waive all such claims they may have against each other in connection with such withdrawal, except for any liability of any Party for breach of this Agreement prior to such withdrawal. In the event that the conditions to Closing have not been fulfilled or waived twelve (12) months after the date hereof and that neither Sellers nor Purchaser have withdrawn from this Agreement, this Agreement shall be deemed void, unless the Parties agree otherwise.

3.3	Actions at Closing

At Closing the Parties shall take, or cause to be taken:

(a)	payment by Purchaser to Sellers of the Base Purchase Price in accordance with Section 2.4 (d);

(b)	endorsing (Indossierung) of the share certificate representing the 2,500 non-voting preferred registered shares of Seller 3 by Seller 3;

(c)	transfer of all share certificates representing the Sold Shares from Sellers to Purchaser, by virtue of share transfer agreements substantially in the form as set out in Exhibit 3.3 (c);

(d)	payment by Purchaser to Seller 2 of the IMV Loan I-III Purchase Price in accordance with Section 2.3;

(e)	Sellers shall execute and deliver to Purchaser a certificate (the “Closing Certificate”) setting forth that except as expressly set forth in the Closing Certificate, each of the conditions to Closing set forth in Sections 3.2 (b) (ii) to (v) have been satisfied in all respects and that except as set forth in the Closing Certificate all of the representations of Sellers given under Section 4 are true, correct and not misleading as of the Closing Date. Notwithstanding the foregoing Sellers are permitted to deliver to Purchaser on the Closing Date an updated Schedule of Exceptions (“Bring-Down-Schedule of Exceptions”) which shall, for the avoidance of doubt, also contain any amendments to the Schedule of Exceptions occurring between the date hereof and Closing, if any; and

(f)	Sellers shall deliver to Purchaser the resignations, or resolutions revoking the appointment, effective prior to or on the Closing, of the supervisory board members of MC AG, as listed in Exhibit 3.3 (f).

The actions referred to under Section 3.3 (a) to (f) shall be taken simultaneously (Zug um Zug). The Parties shall subsequently confirm to each other in writing that all actions have been duly fulfilled and that Closing has occurred (“Closing Confirmation”).

Section 4

Representations of Sellers

Sellers hereby represent to Purchaser in the form of an independent undertaking (Section 311 of the German Civil Code) that except as set forth (y) in any other provision of this Agreement or (z) in the Exhibits referred to in Section 4 (“Schedule of Exceptions”) including, but not limited to, the Reference Financial Statements, the statements set forth in this Section 4 are true, correct and not misleading as of the date hereof. The representations shall not constitute a warranty of condition (Beschaffenheitsgarantie) within the meaning of Section 443 German Civil Code.

For the purpose of this Agreement, “Sellers’ Knowledge” means the actual knowledge (positive Kenntnis), as of the date hereof, of Sellers, the members of the management board (Vorstand) of any Company, the members of the supervisory board of any Company (if any) and of Natalya Kramarenko, Guido Müller, Andreas Bergmann, Wolfgang Riedel, Thorsten Schumann, Adriano Gaeta, Oliver Steinhauer, Tiemo Winterkamp and Jörg Schulz. The knowledge of Seller 2 shall mean the knowledge of Mr. Viehof.

4.1	Authorization of Sellers

(a)	Subject to the approvals referred to in Section 3.2, the execution and performance by Sellers of this Agreement and the consummation of the transactions contemplated hereby are within Sellers’ powers and do not violate the articles of association or by-laws of MC AG or any other Company.

(b)	Assuming compliance with any applicable requirements under merger control laws or any other regulatory requirements as set forth in Section 3.2, the execution and performance of this Agreement by Sellers require no approval or consent by any governmental authority and do not violate any applicable law or decision by any court or governmental authority binding on Sellers.

(c)	As of the date hereof, there is no lawsuit, investigation or proceeding pending or, to Sellers’ Knowledge, threatened in writing against Sellers before any court, arbitrator or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement, and, to Sellers’ Knowledge, there are no circumstances likely to give rise to any of this.

(d)	Except as set forth in Exhibit 4.1 (d), neither the execution and delivery of this Agreement, nor the consummation or performance of the transactions contemplated hereby, will directly or indirectly (with or without notice or lapse of time):

(1)	contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Agreement;

(2)	give any person or entity the right to (x) declare a default or exercise any remedy under any Material Agreement, (y) accelerate the maturity or performance of any Material Agreement, or (z) cancel, terminate or modify any Material Agreement;

(3)	contravene, conflict with or result in a violation or breach of or a default under any provision of, or give any person or entity the right to declare a default under, any contract to which any of the Sellers is a party or by which any of the Sellers is bound; or

(4)	result in the imposition or creation of any encumbrance or lien upon or with respect to any asset owned or used by any Company.

(e)	Except as set forth in Exhibit 4.1 (e), neither the Companies nor any of the Sellers was, is or will be required to make any filing with or give any notice to, or to obtain any consent from, any person or entity in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, including spousal consents of Sellers 1 and 3 according to Section 1365 German Civil Code.

4.2	Ownership of Shares; Shareholdings

(a)	Sellers are the sole and unrestricted owners of the Sold Shares as set forth in the Preamble and under Section 1.1.

(b)	There are no more shares outstanding or other categories of shares in MC AG than set forth under Section 1.1 and there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares in or other securities of MC AG; (ii) contract under which MC AG is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iii) condition or circumstance that may directly or indirectly give rise to or provide a basis for the assertion of a claim by any person or entity to the effect that such person or entity is entitled to acquire or receive any shares of capital stock or other securities of MC AG.

(c)	Except as set forth in Exhibit 4.2 (c) the Sold Shares are free and clear of any liens, encumbrances or other rights of third parties, and there are no pre-emptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire any of the Sold Shares.

(d)	MC AG holds 100 % of the membership interests in MainConcept LLC, Pleasanton, USA and 100 % of the shares in MCD GmbH, Aachen, Germany. MC AG also holds 300 shares in MCJ having a total number of 800 shares issued and being a joint venture with Technology Joint Corporation, Japan. Furthermore, MCD GmbH has a representative office at Tomsk, Russia and a branch office at Hong Kong, People’s Republic of China.

(e)	The Sold Shares are duly authorized and validly issued.

(f)	The contributions on the Sold Shares are fully paid in and have not been repaid.

4.3	Legal Organization of the Companies

(a)	Each Company is duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation. No third party has challenged the ownership of the shares in the Companies directly or indirectly owned by Sellers as set forth in the Preamble.

(b)	Each Company has all corporate powers to conduct its business as presently conducted.

(c)	No Company holds any material interest in any other company or other entity and has no obligation to acquire such material interest and is not a partner or engaged in any silent partnership with any other company or other entity.

(d)	No Company is a party to any agreement which would permit any third party to control such Company or obligate it to transfer its profits to any such third party.

(e)	Exhibit 4.3 (e) contains, as of the date hereof, a true and correct list of the articles of association or by-laws (as presently in effect) of each Company and a translation of the articles of association of MCJ into the English language prepared by Motohiko Aiba. True and complete copies of such documents have been disclosed to Purchaser prior to the execution of this Agreement.

(f)	True and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders or members of each of the Companies and of the supervisory boards of the Companies, if any, since 1 January 2004 have been disclosed to Purchaser prior to the execution of this Agreement. With regard to the board of directors or managers of each Company and existing committees of the board of directors or managers, the copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent without a meeting) since 1 January 2004 with respect to material resolutions which have an impact on the current corporate situation of the respective Company have been disclosed to Purchaser prior to the date hereof. There have been no meetings or other proceedings of the stockholders or members of any of the Companies, or of the supervisory boards of the Companies, if any, other than set forth in the previous sentence. With regard to the board of directors or board of managers of any of the Companies or any committee of the board of directors or board of managers of any of the Companies, there are no further copies of the minutes and other records of the meetings and other proceedings since 1 January 2004 with respect to material resolutions which have an impact on the current corporate situation of the respective Company other than set forth in the previous sentence.

4.4	Insolvency

No bankruptcy or insolvency proceedings are pending with respect to any Company and there are no circumstances which would require the opening of or application for such proceedings.

4.5	Financial Statements

The financial statements of the Companies as of the Effective Date consist of a reviewed balance sheet and a profit & loss account of MC AG and MCD GmbH and a compiled financial statement of MainConcept LLC, which are attached hereto together with explanatory notes as Exhibit 4.5 (the “Reference Financial Statements”). The Reference Financial Statements of the aforesaid Companies have been prepared (i) based on the facts known by the managing directors at the time of their preparation (Aufstellung) and (ii) further in accordance with the German Commercial Code (“HGB”) with respect to MC AG’s and MCD GmbH’s financial statements. The Reference Financial Statements but for the compiled financial statement as of 24 August 2007 of MainConcept LLC prepared by SS & G and, to Sellers’ Knowledge, the compiled financial statement as of 24 August 2007 of MainConcept LLC prepared by SS & G are accurate and complete in all material respects and fairly present the financial condition of the Companies as of the respective date thereof and the operating results of the Companies for the periods covered thereby.

4.6	Title to Assets; Encumbrances; Real Property

(a)	Except as set forth in Exhibit 4.6 (a) (i), the Companies have good and valid title to, or, in the case of leased or licensed property and assets, valid leasehold interests or licenses in, all assets (whether real, personal, tangible or intangible) reflected in the Reference Financial Statements, except for assets disposed of since the Effective Date in the ordinary course of business and those property and assets which are subject to reservations of title agreed in the ordinary course of business. Exhibit 4.6 (a) (ii) identifies all assets but for real property that are being leased or licensed to MC AG providing individually for an annual payment of EUR 1,500 or more.

(b)	Except as set forth in Exhibit 4.6 (b), the assets owned by the Companies which are material for the Business are not encumbered with any liens, pledges or other rights in favor of any third party, except for (i) retention of title rights, liens, pledges or other security rights in favor of suppliers, lessors, mechanics, workmen, carriers and the like, (ii) encumbrances or rights of third parties created under applicable law including, without limitation, pledges and other security rights in favor of tax authorities or other governmental entities.

(c)	The Companies do not own any real property or any interest in real property.

4.7	Products and Services; Intellectual Property Rights

For purposes of this Agreement, the following definitions shall apply:

“Intellectual Property” shall mean and include all algorithms, application programming interfaces, databases and data collections, diagrams, formulae, gate arrays, IP cores, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, net lists, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form including source code and executable or object code), subroutines, user interfaces, techniques, URLs, web sites, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, prototypes, studies, and summaries).

“Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patents and industrial property rights; (v) other proprietary rights in Intellectual Property of every kind and nature; and (vi) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (i) through (vi) above.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any governmental body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

(a)	Exhibit 4.7 (a) accurately identifies and describes each product currently being designed, developed, manufactured, marketed, distributed, provided, licensed, or sold by the Companies.

(b)

Exhibit 4.7 (b) accurately identifies: (i) each item of Registered IP in which any Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another person or entity, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; (iii) any other person or entity that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (iv) each product identified in Exhibit 4.7 (a) that embodies, utilizes, or is based upon or derived from (or, with respect to products currently under development, that is expected to embody, utilize, or be based upon or derived from) such item of Registered IP. All documents and instruments necessary to establish, perfect, and maintain the rights of each Company in its Intellectual Property Rights have, to Sellers’ Knowledge, been validly executed, delivered, and filed in a timely manner with the appropriate governmental body. MC AG has provided to the Purchaser complete and accurate copies of all applications, correspondence with any governmental body, and other material documents related to each such item of Registered IP.

(c)	Except as set forth in Exhibit 4.7 (c), (i) the Companies have paid all registration fees to the extent necessary to validly maintain all Registered IP with any regulatory authorities and (ii) no Company has granted an exclusive license with respect to any Intellectual Property Right to any third party (other than any Company).

(d)	Except as set forth in Exhibit 4.7 (d), as of the date hereof, none of the Companies’ Intellectual Property Rights is subject to any outstanding judgment, injunction, order or decree issued against any Company which materially restricts the use thereof by it and, to Sellers’ Knowledge, no third party has challenged any Intellectual Property Right owned or held by any Company.

(e)	Except as set forth in Exhibit 4.7 (e), no Company is infringing on any Intellectual Property Right of a third party. None of the Companies have ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation by any of the Companies, any of their employees or agents, or any Company product of any Intellectual Property Rights of another person or entity, including any letter or other communication suggesting or offering that any of the Companies obtain a license to any Intellectual Property Right of another person or entity. Except as set forth in Exhibit 4.7 (e), there is no legitimate basis for a claim that any of the Companies or any Company’s products have infringed or misappropriated any Intellectual Property Right of another person or entity or engaged in unfair competition or that any Company products, or any method or process used in the manufacturing of any Company products, infringes, violates, or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other person or entity.

(f)	Except as set forth in Exhibit 4.7 (f), no person or entity has infringed, misappropriated, or otherwise violated, and no person or entity is currently infringing, misappropriating, or otherwise violating, any Company’s Intellectual Property Rights. Exhibit 4.7 (f) accurately identifies (and MC AG has provided to the Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since 1 January 2005 by any of the Companies or any representative of any of the Companies regarding any actual, alleged, or suspected infringement or misappropriation of any Company’s Intellectual Property Rights, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(g)	Except as set forth in Exhibit 4.7 (g), the Companies have claimed all employee inventions made by the employees of the Companies towards the respective employee in accordance with the German Employee Invention Act (Arbeitnehmererfindungsgesetz), insofar as applicable, and such claimed inventions have been duly transferred to the requesting Company. No obligations exist towards any current or former employee, in particular any Key Employees as set forth under Section 4.10 (c), of any Company with respect to the inventions of any current or former employee, in particular any Key Employee, of any Company, under any agreement or applicable law and any current or former employee, in particular any Key Employee, has transferred all and any rights to such inventions to MC AG.

(h)	Except for non-disclosure-agreements entered into in the ordinary course of business, Exhibit 4.7 (h) accurately identifies: (a) each contract pursuant to which any Intellectual Property Right or Intellectual Property is or has been licensed, sold, assigned, or otherwise conveyed or provided to any Company, other than (i) agreements between a Company and its employees in its standard form thereof and (ii) non-exclusive licenses to third-party software that is neither incorporated into, nor used in the development, manufacturing, testing, distribution, maintenance, or support of, any product listed on Exhibit 4.7 (a) and that is not otherwise material to the Companies’ business; and (b) whether the licenses or rights granted to a Company in each such contract are exclusive or non-exclusive. To Sellers’ Knowledge, no claim or proceeding involving any Intellectual Property or Intellectual Property Right licensed to any Company is pending or has been threatened, except for any such claim or proceeding that, if adversely determined, would not adversely affect (a) the use or exploitation of such Intellectual Property or Intellectual Property Right by the Companies, or (b) the design, development, manufacturing, marketing, distribution, provision, licensing or sale of any Company’s products.

(i)	Except as set forth in Exhibit 4.7 (i), which accurately identifies the contracts with the 20 largest customers of the Companies, but at least the contracts with the customers counting for at least 65 % of the revenues, based on the revenues generated with customers of the Companies over the last 12 months prior to 30 September 2007, and except for other contracts the provisions of which are substantially similar or no materially less onerous to the Companies than those set forth in Exhibit 4.7 (i), no person or entity has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company’s Intellectual Property Rights. Except as set forth in Exhibit 4.7 (i) (aa), no Company is bound by, and no Company’s Intellectual Property Rights are subject to, any contract containing any covenant or other provision that in any way limits or restricts the ability of any Company to use, exploit, assert, or enforce any Company’s Intellectual Property Rights anywhere in the world.

(j)	Exhibit 4.7 (j) contains a complete and accurate list and summary of all royalties, fees, commissions, and other amounts payable by any Company to any other person or entity (other than sales commissions paid to employees according to a Company’s standard commissions plan) upon or for the manufacture, sale, or distribution of any product listed on Exhibit 4.7 (a) or the use of any Company Intellectual Property Rights.

(k)	No current or former shareholder, officer, director, or employee of any Company has any claim, right (whether or not currently exercisable), or interest to or in any Company’s Intellectual Property Rights. No funding, facilities, or personnel of any governmental body or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company’s Intellectual Property Rights.

(l)	The Companies have taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information pertaining to the Companies or any Company’s products. Except as set forth in Exhibit 4.7 (l), without limiting the generality of the foregoing, no portion of the source code for any software owned or developed by the Companies has been disclosed or licensed to any escrow agent or other person or entity who is or was not an employee or freelancer of the Companies. Except as set forth in Exhibit 4.7 (l), since 1 January 2006, the Companies have not assigned or otherwise transferred exclusive ownership of, or agreed to assign or otherwise transfer exclusive ownership of, any Intellectual Property Right to any other person or entity.

(m)	None of the Companies is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Companies to grant or offer to any other person or entity any license or right to any Company’s Intellectual Property Rights.

(n)	MC AG owns or otherwise has all material Intellectual Property Rights needed to conduct the Business as currently conducted.

(o)	Each Company Intellectual Property Right is valid, subsisting, and enforceable. Without limiting the generality of the foregoing, the Companies have not engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Intellectual Property Right that is Registered IP. No interference, opposition, reissue, reexamination, or other proceeding is or has been pending or, to Sellers’ Knowledge, threatened, in which the scope, validity, or enforceability of any Company’s Intellectual Property Rights are being, have been, or could reasonably be expected to be contested or challenged. To Sellers’ Knowledge, there is no basis for a claim that any Company’s Intellectual Property Rights is invalid or unenforceable.

(p)	Exhibit 4.7 (p) accurately identifies and describes as of the date of this Agreement each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain any item of Company Intellectual Property Rights in full force and effect.

(q)	Except as set forth in Exhibit 4.7 (q), neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the ancillary agreements) will, with or without notice or lapse of time, result in, or give any other person the right or option to cause or declare, (a) a loss of, or encumbrance on, any Company Intellectual Property Right; (b) a breach of or default under any agreement regarding Company Intellectual Property Rights; (c) the release, disclosure, or delivery of any Company Intellectual Property Rights by or to any escrow agent or other Person; or (d) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company Intellectual Property Right.

(r)	Except as set forth in Exhibit 4.7 (r) and except for the agreements set forth in Exhibit 4.7 (i) and other license agreements which are substantially similar or no materially less onerous to the Companies than those set forth in Exhibit 4.7 (i) and Exhibit 4.7 (r), no Company is bound by any contract to indemnify, defend, hold harmless, or reimburse any other person or entity with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation, or similar claim.

(s)	Except as set forth in Exhibit 4.7 (s), none of the software (including firmware and other software embedded in hardware devices) currently used, marketed, distributed, licensed, or sold by any Company other than software used on the basis of non-exclusive licenses to third-party software that is not incorporated into, or used in the development, manufacturing, testing, distribution, maintenance, or support of, any product currently used, marketed, distributed, licensed or sold by any Company (hereinafter collectively referred to as “Company Software”) (i) contains any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of data) that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software; or (ii) materially fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software.

(t)	No Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

(u)

The source code for all Company Software contains accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and usual commercial practices in the software industry; and (ii) sufficient to independently enable a video codec expert programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Company Software. No source code for any Company Software has been delivered, licensed, or made available to any escrow agent or other person who is or was not, an employee or freelancer of the Companies except as disclosed in Exhibit 4.7 (l). None of the Companies has a duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or any other person or entity after the date hereof except as set forth in Exhibit 4.7. (u) and except for the source codes which have already been disclosed or licensed prior to the date hereof as set forth in Exhibit 4.7 (l). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or, to Seller’s knowledge, could reasonably be expected to, result in the delivery, license, or disclosure of the source code for any Company Software to any other person or entity.

4.8	Governmental Permits; Compliance with Laws

(a)	The Companies have all governmental permits, licenses, authorizations and consents which are required by them in order to operate their businesses as presently conducted (the “Governmental Permits”). No Governmental Permit has been cancelled or revoked by any competent authority and no Company has received any written notice by any such authority that it intends to cancel or revoke any Governmental Permit.

(b)	The business of the Companies, [ *** ] is conducted, in all material respects, in compliance with applicable laws and all Governmental Permits in each case as in effect, enforced and interpreted on the date hereof.

4.9	Litigation; Disputes

Except as disclosed in Exhibit 4.9, as of the date hereof, no lawsuit or other proceeding is pending against any Company before any court, arbitrator or governmental authority involving an amount in excess of EUR 10,000 (excluding costs and fees) and no such lawsuit or proceeding has been threatened in writing against any Company. As of the date hereof, no Company is subject to any decision by a court or governmental authority that materially limits its ability to operate its business in the ordinary course as presently conducted.

***CONFIDENTIAL TREATMENT REQUESTED

4.10	Employee and Labor Matters

(a)	No Company has entered into any agreements with unions, works’ councils and similar organizations.

(b)	As of the date hereof, no Company is experiencing (i) any strike or lockout of its employees or (ii) any lawsuit or dispute with any union, workers’ council or other body of employee representatives pending before any court, governmental authority or arbitrator (including any proceedings pending before any conciliation committee (Einigungsstellenverfahren) and relating to labor relations or employment matters of a general nature (including lay-offs, restructurings or general working conditions).

(c)	Exhibit 4.10 (c) sets forth, as of the date hereof, a true and complete list of all managing directors of the Companies and of all employees whose annual base salary (excluding, for the avoidance of doubt, performance-related payments, bonuses and any benefits), in each case, exceeds EUR 40,000 (employees of MC AG and MainConcept LLC) or EUR 20,000 (employees of MCD GmbH) (the “Key Employees”). As of the date hereof, none of the Key Employees has given written notice of termination of his or her employment other than as set forth in Exhibit 4.10 (c). Exhibit 4.10 (c) accurately sets forth, with respect to each Key Employee (including any employee who is on a leave of absence or on layoff status):

(1)	such employee’s title, and a description of such employee’s duties and responsibilities;

(2)	the aggregate amount in EUR of the compensation (including wages, salary, commissions, director’s fees, fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) received by such employee from any Company with respect to services performed in 2006; and

(3)	such employee’s annualized compensation as of the date of this Agreement.

(d)	Except for the pension plans listed in Exhibit 4.10 (d) and except as required under applicable law, no Company is bound by any defined benefit pension plan under which it is obliged to provide post-retirement benefits to any of its current or former employees.

(e)	There are no open liabilities of any Company towards or resulting from any so-called “independent contractors” or persons of a similar legal status (hereinafter “Independent Contractors”) resulting from the incorrect qualification of such Independent Contractors as freelancers. Independent Contractors are persons which were qualified and treated by any Company as freelancers whereas they should have been qualified and treated as employees according to the applicable labor law.

4.11	Material Agreements

(a)	Except for (i) the agreements listed in Exhibit 4.11 (a) (together with those agreements listed in Exhibit 4.7 (h) Exhibit 4.7 (i) and Exhibit 4.7 (c) , the “Material Agreements”) and (ii) any agreements required to be disclosed pursuant to any other provision of this Agreement, no Company is a party to any of the following written agreements, provided that any primary contractual obligation (primäre Hauptleistungspflicht) thereunder has not yet been fulfilled:

(1)	agreements relating to the acquisition or sale of interests in other companies, businesses or real estate providing, in each case, for a consideration of EUR 30,000 or more;

(2)	equity joint venture or shareholder agreements (including the agency agreement and the software license agreement entered into between MC AG and MCJ) with third parties outside the Companies relating to the conduct of a material part of the Business with annual sales exceeding EUR 25,000;

(3)	rental and lease agreements with third parties outside the Companies relating to real property individually, provide for annual payments of EUR 6,000 or more;

(4)	loan agreements, bonds or notes issued by any Company and involving, individually or in the aggregate, an outstanding indebtedness of the Company of EUR 10,000 or more;

(5)	guarantees, indemnities and suretyships issued by any of the Companies for any obligations of any third party (other than any other Company) for an amount of EUR 20,000 or more per item or EUR 100,000 in the aggregate and

(6)	all other agreements necessary to enable the Companies to conduct the Business materially in the manner in which it is currently being conducted.

(b)	MC AG has delivered to the Purchaser accurate and complete copies of all Material Agreements, including all amendments thereto. Each Material Agreement is valid and in full force and effect, and is enforceable by the Companies in accordance with its terms. To Sellers’ Knowledge, unless otherwise disclosed in Exhibit 4.11 (b), (i) no written notice of termination has been given or has been obtained by any Company with respect to any Material Agreement and (ii) neither any Company nor any third party to any Material Agreement is in material default or material breach under any such agreement.

(c)	No person or entity is renegotiating, or has the right to renegotiate, any amount paid or payable to a Company under any Material Agreement or any other term or provision of any Material Agreement.

4.12	Insurance Coverage

Exhibit 4.12 contains, as of the date hereof, a true and complete list of all insurance policies relating to the assets, business or operations of the Companies. Except as disclosed in Exhibit 4.12, (i) all such policies are in full force and effect and (ii) there are no claims by any Company pending in excess of EUR 10,000 under any of such policies as to which coverage has been questioned, denied or disputed by the insurer.

4.13	Product Liability

(a)	Except as set forth in Exhibit 4.13, no product liability claims exceeding EUR 5,000 in the individual case have been asserted against any Company within the last three years.

(b)	No Company has received any order from any governmental authority to recall any of the material products manufactured and delivered by it within the last three years.

4.14	Conduct of Business since 1 January 2007

Except as disclosed in Exhibit 4.14 and except for any transactions contemplated by or any facts or events disclosed in this Agreement, in the period between 1 January 2007 and the date hereof, there has not been:

(a)	any divestiture by any Company of a shareholding or business to any third party (other than to any other Company);

(b)	any incurrence or guarantee by any Company of any indebtedness for borrowed money in excess of EUR 20,000 per item or in excess of EUR 50,000 in the aggregate,

(c)	any equity investment by any Company in, or the making of any loan to, any other company or entity (other than any other Company) exceeding in each case EUR 10,000;

(d)	any lay-off with respect to a significant part of the workforce of the Companies;

or

(e)	any damage, destruction or other casualty loss not covered by insurance adversely affecting the business or assets of any Company.

4.15	Agreements with Elecard group companies

No Company is restricted to conduct its business as presently conducted due to the cooperation agreement between MC AG and Elecard Devices, dated 31 July 2006, the separation agreement between MC AG and Elecard Ltd., dated 1 August 2006, or any other agreement between a member of the Elecard group and any Company.

4.16	Absence of Changes

Except as disclosed in Exhibit 4.16 and except for deviations from MC AG’s revenue forecasts for the calendar year 2007, the major events having lead or leading to such deviations nevertheless to be disclosed in Exhibit 4.16, since 1 January 2007, there has, to Sellers’ Knowledge, not been any material adverse change in MC AG’s assets, liabilities, operations, financial performance or net income (or in any aspect or portion thereof) resulting in a decrease or, in case of liabilities, increase, of more than USD 500,000 per item.

4.17	Bank Accounts

Exhibit 4.17 accurately sets forth, with respect to each account maintained by or for the benefit of any Company at any bank or other financial institution:

(a)	the name and location of the institution at which such account is maintained;

(b)	the name in which such account is maintained and the account number of such account;

(c)	a description of such account and the purpose for which such account is used;

(d)	the balance in such account not older than three Business Days prior to the date hereof;

(e)	the rate of interest being earned on the funds in such account; and

(f)	the names of all individuals authorized to draw on or make withdrawals from such account.

There are no safe deposit boxes or similar arrangements maintained by or for the benefit of any Company.

4.18	Full Disclosure

Except as set forth in Exhibit 4.18, and except as mentioned in this Agreement or its Exhibits thereto, to Seller’s Knowledge, there is no fact (other than publicly known facts relating exclusively to political or economic matters of general applicability) that (i) could reasonably be expected to have a material adverse effect on the Companies’ assets, liabilities, operations, financial performance or net income (or on any aspect or portion thereof) resulting in a decrease or, in case of liabilities, increase, of more than USD 500,000 per item or on the ability of any Company or any of the Sellers to comply with or perform any covenant or obligation under this Agreement, or (ii) could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement, unless such effect pursuant to (i) or (ii) above is caused by the Purchaser.

4.19	Representations re MCJ

With respect to MCJ, Sections 4.1 (a), (d), (e), 4.3 (a), (c), (d), (e) and 4.9 shall apply mutatis mutandis. To Seller’s Knowledge, MCJ has all corporate powers to conduct its business as presently conducted. To Seller’s Knowledge, no bankruptcy or insolvency proceedings are pending with respect to MCJ and there are no circumstances which would require the opening of or application of such proceedings.

Section 5

Representations of Purchaser and Parent

Purchaser and Parent hereby represent and warrant to Sellers in the form of an independent undertaking (Section 311 of the German Civil Code), in each case as of the date hereof and the Closing Date that the statements set forth in this Section 5 are true, correct and not misleading as of such date:

5.1	Authorization of Purchaser and Parent

(a)	The execution and performance by Purchaser and Parent of this Agreement and the consummation of the transactions contemplated hereby are within Purchaser’s or Parent’s, respectively, corporate powers, do not violate the certificate of incorporation or bylaws of Purchaser and Parent and have been duly authorized by all necessary corporate action on the part of Purchaser and Parent.

(b)	Assuming compliance with any applicable requirements under merger control laws and other regulatory requirements as set forth in Section 3.2 (a), the execution and performance of this Agreement by Purchaser require no approval, consent or permit by any governmental authority or any other third person and do not violate any applicable law or decision by any court or governmental authority binding on Purchaser and Parent.

(c)	As of the date hereof, there is no lawsuit, investigation or proceeding pending against, or threatened in writing against Purchaser or Parent before any court, arbitrator or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the transactions contemplated by this Agreement.

(d)	The execution and delivery by Purchaser and Parent of this Agreement does not, and the consummation of the transactions contemplated hereby will not, breach, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or result in the creation or imposition of any lien of any nature whatsoever upon any of the properties or assets of Purchaser or Parent, under any provisions of any loan or credit agreement, note, bond, mortgage, indenture, lease, deed of trust, agreement, contract, commitment, license, franchise, permit, understanding, instrument or obligation or other arrangement to which Purchaser or Parent is a party or by which Purchaser or Parent or any of their respective properties or assets may be materially bound or affected.

(e)	There is no action, suit, proceeding, or investigation pending or threatened in writing against Purchaser or Parent that restricts Purchaser’s or Parent’s right to enter into this Agreement or to consummate the transactions contemplated hereby.

5.2	Legal Organization of Purchaser and Parent

(a)	Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers required to carry on its business as presently conducted. Purchaser is a wholly-owned subsidiary of Parent. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers required to carry on its business as presently conducted.

(b)	No bankruptcy or insolvency proceedings are pending with respect to Purchaser or Parent.

5.3	Purchaser’s Experience

Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Sold Shares and is capable of bearing the economic risks of such investment.

5.4	Common Stock of Parent

(a)	The authorized capital stock of Parent consists of 10,000,000 shares of preferred stock none of which are outstanding and 200,000,000 shares of Common Stock, of which 34,413,748 shares are issued and outstanding as of 30 September 2007. Since 30 September 2007 until the Closing Date there has not been any material changes in the authorized stock of Parent other than changes in the ordinary course of business.

(b)	Parent confirms that with the issuance of the Common Stock according to Sections 2.1 and 2.4, Sellers acquire full, unrestricted and unencumbered title to the Common Stock at their free disposal, subject to limitations imposed by United States securities laws regarding the sale of securities within the United States, insider trading and the restrictions pursuant to Section 2.4 (b).

(c)	The Common Stock issued in accordance with Sections 2.1 and 2.4 is fully paid in and free of any rights of third parties created by Parent, and there are no claims against Parent for the granting of such rights or the transfer of such Common Stock to third parties.

(d)	The Common Stock to be issued in accordance with Sections 2.1 and 2.4 is admitted to trading at The Nasdaq Global Market and is not subject to any lock-up agreements or the like.

Section 6

Covenants

6.1	Conduct of Business prior to Closing

(a)	From the date hereof to the Closing Date, except as disclosed in Exhibit 6.1 or contemplated by this Agreement, Sellers shall use their shareholder rights (to the extent permitted under applicable law and the articles of association or by-laws of the relevant Companies) so as to cause the Companies to conduct their businesses, in all material respects, in the ordinary course, consistent with past practice and not to take, or commit to take, any of the following actions without Purchaser’s prior approval:

(1)	any change of the articles of association of any Company or conclusion of any domination or profit and loss pooling agreements by any of the Companies;

(2)	any increase of the stated capital of any of the Companies;

(3)	any granting of any subscription rights or issuance of any convertible bonds or other equity linked securities by any Company to any third party other than Companies;

(4)	any creation of any pledge or lien over any share or partnership interest in any Company;

(5)	any dissolution or liquidation of any Company;

(6)	any merger or similar business combination between any Company and any third party, including with another Company;

(7)	any divestiture by any Company of a shareholding or a material business;

(8)	any divestiture by any Company of assets with a value in excess of EUR 5,000 in the aggregate except in the ordinary course of business;

(9)	any conclusion, change or withdrawal from any consortium or joint venture;

(10)	any equity investment by any Company in, or making of a loan to, any other company or entity (other than any other Company);

(11)	any incurrence or guarantee by any Company of any indebtedness for borrowed money, in particular any increase of the loan amount outstanding under the IMV Loan or any other current loan agreements of any Company;

(12)	any granting of any guarantee by any Company for any obligations of any third party (other than any other Company);

(13)	any capital expenditure by any Company, by additions or improvements to property or equipment, in excess of EUR 15,000 each or EUR 30,000 in the aggregate;

(14)	any lay-off with respect to a significant part of the workforce of Companies;

(15)	any material change of the accounting procedures or accounting principles unless required under applicable law or regulation;

(16)	any sale, transfer or license of Intellectual Property Rights, other than in the ordinary course of business, consistent with past practice;

or

(17)	commit to take any of the actions set out in (1) to (16) before.

6.2	Covenant not to Compete

(a)	For the period of [ *** ] after the Closing Date and subject to applicable mandatory law, Seller 1 and Seller 3 shall not, neither directly nor indirectly, engage in any competition to the Business to the extent the Companies are currently active therein [ *** ] in the geographical markets in which the Companies have business activities as of the date hereof (herein referred to as “Competitive Activities”), nor directly or indirectly manage, assist or acquire any interest (equity or votes) in any companies conducting any Competitive Activities. For the avoidance of doubt, nothing of the foregoing shall be construed in any way as a post-contractual non-compete covenant with respect to the service agreement to be concluded between Seller 1 and MC AG prior to the Closing Date or with respect to the employment agreement currently in force between Seller 3 and MC AG.

(b)	The non-compete obligation under lit (a) above shall not apply to the acquisition and holding of securities in any company conducting any Competitive Activities as long as such investment does not give directly or indirectly more than 3 % of the voting rights in such company.

6.3	Non-Solicitation

For a period of [ *** ] from the date hereof, Sellers shall not actively solicit or entice away any Key Employee of the Companies, provided that this covenant shall not apply with respect to any individual who (i) has given notice of termination of, or agreed to terminate his or her employment without any inducement by Sellers, (ii) has been given notice of termination of his/her employment or (iii) seeks for employment with Sellers as a result of a general advertising or otherwise upon his or her own initiative.

***CONFIDENTIAL TREATMENT REQUESTED

6.4	Confidentiality

For a period of five (5) years after the Closing Date, Sellers shall keep confidential and not disclose to any third party any business or trade secrets of the Companies, other than those which have become publicly known through no fault of the Sellers or the Companies or which the Companies are required to disclose in order to comply with any legal requirements or stock exchange regulations.

6.5	Further Assurances; Cooperation

(a)	Subject to the terms and conditions of this Agreement, the Parties will use reasonable efforts to execute, or cause to be executed, all agreements and documents and to take, or cause to be taken, all other actions necessary under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

(b)	In the period between the date hereof and the Closing Date, Sellers shall cooperate (to the extent permitted under applicable law and the articles of association or by-laws of the relevant Companies), and use reasonable efforts to cause the Companies to cooperate, with Purchaser in order to ensure, to the extent possible and practicable, continuity in the relationships of the Companies with suppliers, customers and employees, provided, however, that notwithstanding any other provisions of this Agreement, Sellers shall not have any liability arising from the failure to obtain any third party consents in connection with the transactions contemplated hereby or from any defections of suppliers, customers or employees after the date hereof.

(c)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

6.6	Certain Consents

If and to the extent certain consents or waivers of third parties are required in connection with contracts containing change of control clauses, the Parties shall use reasonable efforts to obtain such consents or waivers or to satisfy such conditions without undue delay. Sec. 3.2 (b) (iv) remains unaffected.

6.7	Purchaser Funding Commitment

[ *** ]

6.8	Restructuring in Russia

(a)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ].

(b)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

6.9	Agency and software license agreement with MCJ

Purchaser will not use its shareholder rights (to the extent permitted under applicable law and the articles of association or bylaws of MC AG and MCJ) to cause MC AG to either terminate the software license agreement dated 12/14 April 2006 between MC AG and MCJ or the agency agreement dated 12/14 April 2006 between MC AG and MCJ earlier than with effect as of 31 December 2008. However, the right of MC AG and the right of Purchaser to use its shareholder rights (to the extent permitted under applicable law and the articles of association or by laws of MC AG) to cause MC AG to terminate any of these agreements for cause shall remain unaffected.

Section 7

Indemnification

7.1	Indemnification by Sellers

(a)	Subject to the provisions contained in this Section 7 and subject to the provisions contained in Section 6.8 (b), Sellers shall indemnify and hold harmless Purchaser, or the Companies respectively, from the amount of any Losses (as defined below) asserted against, incurred or suffered by Purchaser or any Company as a result of a breach of any representation, covenant or agreement of Sellers under this Agreement (the “Purchaser Claim”). Any breach which may only be remedied by way of cash payment shall be remedied by Sellers by way of cash payment to the Companies or, at the choice of Purchaser, to Purchaser. Any breach which may either be remedied by way of cash payment or by way of restitution in kind (Naturalrestitution) shall, at the choice of Sellers, be remedied in either way. Sellers shall inform Purchaser without undue delay after having been notified of such breach by Purchaser in accordance with section 7.11 (a) whether Sellers intend to remedy the breach by way of cash payment or by restitution in kind. If Sellers choose to remedy the breach by way of restitution in kind and the breach is not remedied within a reasonable time not exceeding 60 days after Sellers have been notified of such breach according to Section 7.11 (a), Sellers shall remedy the breach by way of cash payment to the Companies or, at the choice of Purchaser, to Purchaser. If Sellers choose to remedy the breach by way of cash payment, they shall pay the respective amount to Purchaser or, at the choice of Purchaser, to the Companies.

For the purpose of this Agreement, “Losses” shall mean all liabilities, reasonable costs and expenses and other damages within the meaning of Sections 249 et seq. of the German Civil Code. Any liability of Sellers for incidental damages, internal administrative costs and expenses of Purchaser or the Companies and overhead costs, lost business opportunities (entgangene Geschäftschancen), punitive damages and drop in value (Wertminderung) of Purchaser or the Companies as a result of loss of income, lost profits or lost business opportunities of the Companies, if any, shall be excluded. Any Loss shall be computed net of (i) any present or future advantages and the benefits (including avoided losses, tax benefits and savings as well as increases in the value of any asset owned by the Companies (Abzug Neu für Alt)) related to the relevant matter and (ii) any amounts which are covered by insurance or would have been recoverable under any insurance policy as existing on or prior to the Closing Date if the insurance coverage had been continued without change (including reasonable increases in the ordinary course of business, consistent with past practice). Any Losses incurred including Losses in a Company not 100 % owned (directly or indirectly) by the Sellers at the date hereof shall be taken into account only on a pro rata basis in proportion to the respective direct or indirect shareholding of Sellers at the date hereof (durchgerechnete Beteiligung).

(b)	Sellers shall only be liable under this Agreement for any Loss to the extent that such Loss is not attributable (i) to a failure by Purchaser to mitigate the Loss or a failure by Purchaser which caused (verursacht oder mitverursacht) the Loss (Section 254 of the German Civil Code) or (ii) to a non-compliance by Purchaser with the procedures set forth in Section 7.11 below.

7.2	Losses reflected in Financial Statements

Sellers shall not be liable to Purchaser for any Losses to the extent that such Losses are reflected as a write-off, value adjustment, liability or provision, including general adjustments (e.g. Pauschalwertberichtigungen) or provisions made for the relevant risk category, in the Reference Financial Statements.

7.3	Claims relating to Taxes

In any event, Purchaser may assert claims relating to tax matters (steuerliche Angelegenheiten) only under Section 9 of this Agreement.

7.4	Assignment of claims

Sellers shall only be obliged to satisfy claims of Purchaser or any Company under this agreement in return for (Zug um Zug) the assignment of all claims which Purchaser or any Company may have against a third party, if any, in respect of the facts giving rise to the claim(s) of Purchaser or any Company. For the avoidance of doubt, Purchaser shall only be obliged to assign such claims under the condition precedent of an unconditional and irrevocable satisfaction of its or any Companies claims by Sellers.

7.5	Purchaser’s Knowledge

(a)	Any and all liability of Sellers under or in connection with this Agreement, shall be excluded if and to the extent that the specific matter or specific fact giving rise to the Purchaser Claim was [ *** ] Without limiting the generality of the forgoing, Purchaser shall be deemed to have actual knowledge of all matters explicitly disclosed in

(i)	[ *** ] and

(ii)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ]

(b)	Notwithstanding the generality of the foregoing, such limitation of liability as set out under para. (a) is not applicable with respect to the underlying facts regarding the Further Indemnifications as set forth under Section 8.

(c)	To the extent permitted by applicable law, Section 377 German Civil Code (HGB) shall not apply.

7.6	Threshold of Sellers’ Liability

Sellers shall only be liable pursuant to Section 7 if any Losses with respect to all matters exceed an amount of EUR [ *** ]. In this case, the total amount of all Losses shall be recoverable. Section 7.9 remains unaffected.

7.7	CAP

(a)	Sellers’ aggregate liability under this Agreement shall in no event exceed an aggregate overall amount of USD [ *** ].

(b)	The limitations of liability set forth in this Section 7.7 hereof shall not apply as far as (i) any of the statements made in Sec. 4.2 (a)-(d) (in particular ownership of Sold Shares; absence of third-party rights on Sold Shares) above are incorrect or incomplete or (ii) in case of fraud or intentional misrepresentation by Sellers.

7.8	Limitation Periods

(a)

Irrespective of Purchaser’s or Parent’s knowledge of the underlying facts and/or claims according to Section 7.5 , but except in case of fraud or intentional misrepresentation by Sellers, all claims of Purchaser under any representation of Sellers or any covenant in Section 6.1 shall be time-barred (verjähren) upon expiration of a period of [ *** ] after the Closing Date, except for claims under the representations of Sellers contained in Section 4.2 (a) to (d) (in particular

***CONFIDENTIAL TREATMENT REQUESTED

ownership of Sold Shares; absence of third-party rights on Sold Shares), which shall be time-barred [ *** ] after the Closing Date. Unless expressly provided otherwise in this Agreement, all other rights and remedies of Purchaser under this Agreement shall be time-barred upon the expiration of a period of [ *** ] after the date hereof except in case of fraud or intentional misrepresentation by Sellers. Claims pursuant to Section 9 shall be time barred in accordance with Section 9.7. For the avoidance of doubt, the knowledge of Sellers of facts or circumstances which may lead to a Purchaser Claim under Section 8 is not deemed to be a case of intentional misrepresentation in the meaning of this Section.

(b)	Any limitation period pursuant to this Agreement shall be extended (gehemmt) only in the event that a statement of claim is filed with the competent arbitral court (in accordance with Section 11.5 (b)) within the applicable limitation period (Section 204 (1) No. 1 of the German Civil Code). In case of an interruption (Neubeginn), the new limitation period (Section 213 of the German Civil Code) shall be the longer of six months or the remainder of the initial limitation period.

7.9	Joint and Several Liability

Seller 1 and Seller 2 shall be jointly and severally liable (Gesamtschuldnerschaft) under this Agreement. Seller 3 shall not be liable under this Agreement, except for any breaches of the representations contained in Section 4.2 (a) – (d) (in particular ownership of Sold Shares; absence of third party rights on Sold Shares) as they relate to the shares sold by Seller 3.

7.10	Reduction of the Purchase Price

Any payments or other indemnifications made by Sellers under Section 7, 8 or 9 shall be treated, for accounting and tax purposes, as a reduction of the Purchase Price between the Parties.

7.11	Indemnification Procedures

(a)

In the event of a breach of a representation, covenant or agreement of Sellers contained in this Agreement, Purchaser shall without undue delay, however in any case not later than 20 Business Days following the discovery of such breach, notify Sellers of any breach in writing, describe its claim in detail, and to the extent then feasible, set forth the estimated amount

***CONFIDENTIAL TREATMENT REQUESTED

of such claim. However, for the avoidance of doubt, the failure of Purchaser to give such notice shall relief Sellers of their obligations to indemnify Purchaser according to this Section 7 only if and to the extent that the non-compliance of Purchaser with its obligation to give such notice increases any Loss resulting out of such breach (Section 7.1 (b)), whereas Sellers shall bear the burden of proof that the Loss is increased by such non-compliance of Purchaser. Without prejudice to the validity of the Purchaser Claim in question, Purchaser shall allow, and shall cause the Companies to allow, Sellers and their accountants and their professional advisors to investigate the matter or circumstance alleged to give rise to such Purchaser Claim, and whether and to what extent any amount is payable in respect of such Purchaser Claim and, for such purpose, Purchaser shall give and shall cause the Companies to give, subject to their being paid their reasonable out-of-pocket costs and expenses as well as reasonable advisor fees, expenses and disbursements, such information and assistance, including access to the Companies’ premises and personnel during normal business hours and to an extent not unreasonably preventing the personnel of the Companies to fulfill their regular tasks as employees of the Companies in which case the access rights to the Companies’ personnel may be immediately revoked by Purchaser, and including the right to examine and copy or photograph any assets, accounts, documents and records, as Sellers or their accountants or professional advisors may reasonably request.

(b)

In the event that any action, claim, demand or proceeding with respect to which Sellers may be liable under this Agreement (the “Third Party Claim”) is asserted or announced in writing by any third party (including any governmental authority) against Purchaser or any Company (the “Claim Addressee”), Sellers shall receive written notice of such Third Party Claim without undue delay, however in any case not later than 10 Business Days following the receipt of the Third Party Claim by Purchaser or any Company, and defend the Claim Addressee against such Third Party Claim upon written request of Purchaser. However, for the avoidance of doubt, the failure of Purchaser or any Company to give such notice shall relief Sellers of their obligations to indemnify Purchaser according to this Section 7 only if and to the extent that the non-compliance of Purchaser or any Company with its obligation to give such notice increases any Loss resulting out of such Third Party Claim (Section 7.1 (b)), whereas Sellers shall bear the burden of proof that the Loss is increased by such non-compliance of Purchaser. In such case, Sellers shall have the right to defend the Claim Addressee by all appropriate actions and have the power to direct and control such defense. In particular, Sellers may participate in and direct all negotiations and correspondence with the third party, appoint and instruct counsel and request that the Third Party Claim be litigated or settled in accordance with Seller’s instructions upon prior written consent of Purchaser which shall not be unreasonably withheld. In case the defense against the Third Party Claim is lead by Purchaser or any Company, the Third Party Claim may only be litigated or settled in accordance with Purchaser’s or the Company’s instructions upon prior written consent of Sellers which shall not be unreasonably withheld. The Parties shall conduct the proceedings in good faith using reasonable endeavors to take the Claim Addressee’s interest into account. Sellers or Purchaser, respectively, shall in particular keep Purchaser or Sellers, respectively, informed about the status of the proceedings. Sellers may authorize one or two among them to defend the Claim Addressee against the Third Party Claim. To the extent that Sellers are in breach of a representation, covenant or agreement, all costs and expenses incurred by Sellers or reasonably incurred by Purchaser or any Company (including advisors’ fees) in defending the Third Party Claim shall be borne by Sellers. If it turns out that Sellers were not in breach, any costs and expenses reasonably incurred by them, the Purchaser or the Companies in connection with the defense (including advisors’ fees) shall be borne by Purchaser.

(c)

If and to the extent Sellers defend a Claim Addressee against a Third Party Claim, Purchaser shall cause each Claim Addressee (i) to fully cooperate with Sellers in the defense of any Third Party Claim, (ii) to diligently conduct themselves in order to keep the Loss as low as possible, (iii) to provide Sellers’ representatives access, upon reasonable advance notice and during normal business hours, to all relevant books and records, other information, premises and personnel of the Companies and to an extent not unreasonably preventing the personnel of the Companies to fulfill their regular tasks as employees of the Companies in which case the access rights to the personnel may be revoked by Purchaser immediately, (iv) to allow Sellers and their representatives to copy or photograph any assets, accounts, documents and records for the purpose of avoiding, disputing, defending, appealing, compromising or contesting any Third Party Claim or liability as Sellers or their advisors may reasonably request, (v) to deliver to Sellers copies of all relevant orders (Bescheide), decisions, filings, motions and other documents of any court, authority or party to the conflict, and (vi) to give Sellers reasonable opportunity to comment on and discuss with Purchaser and Companies any measures which Sellers believe are necessary or appropriate to take or to omit in connection with a Third Party Claim (without any obligation on the part of

Purchaser to take such action and without limiting Sellers’ obligations under Section 7.1), and to comment on and review any reports and documents and to participate in all relevant tax and social security audits, court hearings and any other meetings. If and to the extent Purchaser or any Company defend against the Third Party Claim, Purchaser and/or the Company shall reasonably cooperate with Sellers in the defense of the Third Party Claim, diligently conduct themselves in order to keep the Loss as low as possible and keep Sellers informed about the status of the proceedings. Any costs and expenses reasonably incurred by Purchaser or any Company in connection with the cooperation or defense in accordance with this Section 7.11 (c) (including advisors’ fees) shall be borne by Purchaser except if and to the extent Sellers were in breach of any representation, agreement or covenant in which case Sellers shall bear such costs and expenses. If it turns out that Sellers were not in breach, any costs and expenses reasonably incurred by them, the Purchaser or the Companies in connection with the defense (including advisors’ fees) shall be borne by Purchaser.

7.12	No additional Rights or Remedies

(a)	The Parties agree that the rights and remedies which Purchaser and Sellers may have with respect to the breach of a representation, warranty, covenant or agreement or with respect to an indemnity contained in this Agreement are limited to the rights and remedies explicitly contained herein. Apart from the rights explicitly mentioned in this Agreement any right of the Purchaser to withdraw (zurücktreten) from this Agreement is explicitly excluded.

(b)	In connection with this Agreement, Purchaser and Sellers hereby waive any claims under statutory representations and warranties (Sections 434 et seq. of the German Civil Code), statutory, contractual or pre-contractual obligations (Section 280 to 282, 311 of the German Civil Code), frustration of contract (Section 313 of the German Civil Code) or tort (Sections 823 et seq. of the German Civil Code).

(c)	The provisions of this Section 7.12 shall not affect any rights and remedies which cannot be excluded under mandatory applicable law.

7.13	Indemnification by Purchaser

In the event that Purchaser and/or Parent is in breach of any representation given to Sellers pursuant to Section 5 of this Agreement, the provisions in this Section 7 shall apply mutatis mutandis. Sellers’ claims under this provision shall be time-barred upon expiration of a period of [ *** ] after the Common Stock has been issued to Sellers in accordance with Sections 2.1

(ii) and 2.4 (b) with respect to the representations given by Purchaser and Parent under Sections 5.1 (d) and 5.4 (b)-(d). Seller’s claims with respect to all other representations given by Purchaser and/or Parent under this Agreement shall be time-barred upon expiration of a period of [ *** ] after the Closing Date.

Section 8

Further Indemnifications

8.1	[ *** ]

[ *** ].

8.2	[ *** ]

[ *** ].

8.3	[ *** ]

[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ].

8.4	[ *** ]

[ *** ].

8.5	[ *** ]

[ *** ].

8.6	[ *** ]

[ *** ].

8.7	[ *** ]

[ *** ].

8.8	[ *** ]

[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

[ *** ].

8.9	Escrow agreements

Sellers shall [ *** ].

8.10	Applicable provisions of Section 7 and Section 6.8 (b)

(a)	The provisions of Section 7 shall apply to [ *** ].

(b)	[ *** ]

***CONFIDENTIAL TREATMENT REQUESTED

Section 9

Taxes

9.1	Indemnity

(a)	Sellers shall indemnify and hold harmless Purchaser against any final and non-appealable (formell bestandskräftige) taxes within the meaning of Section 3 of the German Tax Code (Abgabenordnung) or equivalent taxes under the laws of any other jurisdiction (including any withholding of amounts paid to or by any person) and any public charges and contributions (Beiträge und Gebühren), including in particular any social security contributions (Sozialversicherungsbeiträge), together with any penalties, fines, interests or additions thereto which are imposed under the applicable laws (herein collectively “Taxes” and individually “Tax”) on the Companies and relate to taxable periods (Veranlagungszeiträume) ending on or before the Closing Date, if and to the extent the Taxes have not been paid or discharged by the Companies on or before the Closing Date.

(b)	Sellers shall grant the Tax indemnity pursuant to Section 9.1 (a) above subject to the following principles:

(i)	If Purchaser or the Companies are entitled to or could receive any benefits by refund, set-off or reduction of Taxes as the result of an adjustment or payment giving rise to a claim for indemnification of Taxes under Section 9.1 (a), then the net present value (discounted at a rate of [ *** ]%) of the corresponding benefit (calculated with respect to taxes levied (i) in Germany on the basis of a combined corporate income including surcharge and trade income tax rate of 40% for benefits to be obtained in 2007 and of 30% for benefits to be obtained thereafter and (ii) in any other jurisdiction on the basis of the overall statutory Tax rate applicable in the respective jurisdiction as at the Closing Date) shall reduce the claim for indemnification of any such Tax,

(ii)

Sellers shall not be responsible for any Tax liabilities attributable to periods ending on or before the Closing Date (y) resulting from any change in the accounting and taxation principles or practices of the Companies (including methods of submitting Tax returns) introduced after the Closing Date, or (z) caused or triggered by any transaction, action, omission, declaration or any other means (including but not limited to the change in the exercise of any Tax

***CONFIDENTIAL TREATMENT REQUESTED

election right, the amendment of any Tax return, the termination of any profit transfer agreements or Tax consolidation scheme, the approval or implementation of any reorganization measure, in particular but not limited to the Russian Restructuring or the sale of any asset) after the Closing Date, unless required by applicable law. For the avoidance of doubt, Sellers shall not be relieved from their obligations according to Section 9.1 (a) with regard to Taxes which are caused or triggered in connection with the Russian Restructuring and relate to taxable periods ending on or before the Closing Date, but only from their obligations according to Section 9.1 (a) with regard to Taxes which are directly caused or triggered by the Russian Restructuring.

9.2	Additional Profits

Any additional profit and loss allocations resulting from any tax audit relating to taxable periods ending on or before the Closing Date shall not increase or reduce the Base Purchase Price or the Additional Purchase Price and shall not entitle Sellers to any additional profit distribution.

9.3	Tax Refunds

Sellers are entitled to receive and keep (i) any refunds of Taxes received by Purchaser or any of the Companies by receipt of cash payment, set-off, deduction or otherwise, which relate to periods ending on or before 31 December 2006 (herein “Tax Refunds”) and (ii) an amount equal to any unused Tax provision (Rückstellung) of any of the Companies as shown in the Reference Financial Statements which may be dissolved as a result of a non-appealable decision by any Tax authority. Tax Refunds are due and payable after the expiration of the limitation period pursuant to Section 9.7 with respect to any and all Taxes.

9.4	Tax returns and Tax assessments

In relation to Tax returns and Tax assessments the following shall apply:

(a)	Sellers may file (or may cause the Companies to file) all Tax returns which (i) are due to be filed by Sellers or by a Company for a period ending on or before the Closing Date, or (ii) are filed on a consolidated, combined or unitary basis and which include the Companies for time periods ending on or before the Closing Date.

(b)	Purchaser shall file (or cause the Companies to file) all Tax returns other than those referred to in Section 9.4 (a) and filed accordingly by the Sellers. If and to the extent the Tax returns relate to periods ending on or before the Closing Date or relate to a Tax for which Sellers or any Company may be held liable, the Tax returns shall be consistent with the policies, procedures, practices and election rights adopted in the financial statements of the relevant Tax period as well as the Tax returns for previous Tax periods of the Company submitting such Tax return, but only to the extent that the adopted policies, procedures, practices and election rights are in compliance with applicable laws, decrees and jurisdiction.

(c)	Tax returns prepared and filed by Sellers or a Company in accordance with Section 9.4 (a), Tax returns prepared and filed by Purchaser and relating to a period ending on or before the Closing Date in accordance with Section 9.4 (b) or relating to a Tax for which Sellers may be held liable as well as any other Tax returns of the Companies which relate to Tax periods ending on or before the Closing Date or relating to a Tax for which Sellers may be held liable shall not be amended or changed by Purchaser or the Companies without the prior written consent of Sellers.

(d)	Purchaser shall provide (or cause the Companies to provide) to Sellers any Tax assessment notices (Steuerbescheide) relating to time periods ending on or before the Closing Date or relating to a Tax for which Sellers may be held liable in advance by telefax and/or by courier.

9.5	Cooperation

The Parties agree to fully cooperate with each other in connection with any Tax matter relating to any time periods ending on or before the Closing Date, including the preparation and filing of any Tax return, conduct of any audit, investigation, dispute, appeal or similar proceedings or any other communication with any Tax authority. Such cooperation shall include, without limitation, providing or making available by Sellers, Purchaser and the Companies all relevant books, records and documentation and the reasonable assistance of officers and employees during normal business hours. Purchaser agrees to retain all books, records and documentation relating to the Companies that may be relevant in connection with any audit or investigation for which Sellers may be responsible hereunder until the expiration of any applicable statute of limitation. Sellers shall bear the costs of such cooperation, in particular any reasonable advisors fees, but excluding overhead costs of the Companies.

9.6	Tax Audits and Contests

(a)	Purchaser shall keep Sellers fully informed regarding the commencement of any audit or other proceeding which may give rise to a claim under Section 9.1 above. In particular, Sellers shall be notified by Purchaser of any Tax audit relating to time periods ending on or before the Closing Date without undue delay, however, in any case no later than 10 Business Days after receipt of the relevant information from the Tax authority, but at least 10 Business Days prior to the beginning of such tax audit, after Purchaser or the relevant Company has received the relevant information from the Tax authority, and Purchaser shall, and shall procure that the Companies will, forward to Sellers copies of any correspondence of and with the Tax authorities regarding a Tax against which the Sellers may be obliged to indemnify the Purchaser. Each notification shall be in writing. However, for the avoidance of doubt, the failure of Purchaser to give such notices shall relieve Sellers of their obligations to indemnify Purchaser according to this Section 9 only if and to the extent that the non-compliance of Purchaser with its obligation to give such notices increases the amount of the indemnifyable Taxes according to Section 9.1, whereas Sellers shall bear the burden of proof that the amount of the indemnifyable Taxes is increased by such non-compliance of Purchaser.

(b)	Sellers may, upon prior written consent of Purchaser not to be unreasonably withheld, direct, through counsel of their own choice and at their own expense, any reasonable actions including, without limitation, legal remedies to be taken with respect to any audit, claim for refund and administrative or judicial proceeding involving any asserted liability with respect to taxable periods or portions thereof ending on or before the Closing Date, or any refunds, credits or other benefits to which Sellers may be entitled pursuant to this Section 9 (any such audit, claim for refund or proceeding relating to an asserted Tax liability or refund, credit or other benefit is referred to herein as a “Contest”).

(c)	If Sellers direct a Contest, then (i) Purchaser shall cause the Companies to reasonably cooperate with Sellers, (ii) Purchaser shall empower and shall cause the Companies to empower the designated representatives of Sellers to represent the relevant Company in the Contest insofar as the Contest involves an asserted Tax liability relating to taxable periods or portions thereof ending on or before the Closing Date, (iii) Sellers shall conduct the Contest in good faith using reasonable endeavors to take Purchaser’s interest into account and (iv) Sellers shall keep Purchaser informed about the status of the proceedings. However, Purchaser and the Companies may, at their own expense, continue to participate in the Contest but may not assume such Contest from Sellers. Besides, Sellers may not litigate or settle a Contest without the prior written consent of Purchaser not to be unreasonably withheld.

9.7	Limitation

Any claims under this Section 9 shall be time barred (verjähren) upon the earlier of (i) the date falling six (6) months after the day of determination (Festsetzung) of the respective final and non-appealable and unchangeable Tax liability by the relevant Tax authority or (ii) the date falling six (6) months after the end of the regular statutory prescription (Festsetzungsverjährung).

9.8	Application of Section 7

Section 7 shall apply mutatis mutandis.

Section 10

Parent Guarantee

Parent hereby unconditionally and irrevocably guarantees in the form of an independent undertaking (Section 311 German Civil Code) to Sellers the due and punctual performance of all obligations assumed by Purchaser under this Agreement, in particular regarding the payment of the Base Purchase Price, the Additional Purchase Price and of the IMV Loan I-III Purchase Price.

Section 11

Miscellaneous

11.1	Notices

All notices, requests and other communications hereunder shall be made in writing in the English language and delivered by hand, by courier or by telefax (provided that the telecopy is promptly confirmed in writing by registered letter or courier, return receipt requested) to the person at the address set forth below, or such other address as may be designated by the respective Party to the other Party in the same manner:

If to Seller 1:

Mr Markus Mönig

Preussweg 48

52074 Aachen

Germany

with a copy to:

Heuking Kühn Lüer Wojtek

Attn.: Dr. Jörg aus der Fünten

Magnusstr. 13

50672 Köln

Germany

Fax: +49-221-2052-1

If to Seller 2:

IMV Beteiligungs GmbH

Attn.: Mr Eugen Viehof

Berliner Platz 12

41061 Mönchengladbach

Germany

Fax: +49-2161-8100611

with a copy to:

Heuking Kühn Lüer Wojtek

Attn.: Dr. Jörg aus der Fünten

Magnusstr. 13

50672 Köln

Germany

Fax: +49-221-2052-1

If to Seller 3:

Dr. Sergey Grigoriev

Ortlerstr. 79b

86163 Augsburg

Germany

with a copy to:

Heuking Kühn Lüer Wojtek

Attn.: Dr. Jörg aus der Fünten

Magnusstr. 13

50672 Köln

Germany

Fax: +49-221-2052-1

If to Purchaser:

DivX Holdings, Inc.

Attn.: General Counsel

4780 Eastgate Mall

San Diego, CA 92121

USA

Fax: +1-858-882-0604

with a copy to:

Bird & Bird

Attn.: Dr. Alexander Schröder-Frerkes / Dr. Armin Göhring

Carl-Theodor-Strasse 6

40213 Düsseldorf

Germany

Fax: +49 211 2005 6011

and

Cooley Godward Kronish LLP

Attn.: Steven M. Przesmicki

4401 Eastgate Mall

San Diego, CA 92121-1909

USA

Fax: +1 858 550 6420

If to Parent:

DivX, Inc.

Attn.: General Counsel

4780 Eastgate Mall

San Diego, CA 92121

USA

Fax: +1-858-882-0604

with a copy to:

Bird & Bird

Attn.: Dr. Alexander Schröder-Frerkes / Dr. Armin Göhring

Carl-Theodor-Strasse 6

40213 Düsseldorf

Germany

Fax: +49 211 2005 6011

and

Cooley Godward Kronish LLP

Attn.: Steven M. Przesmicki

4401 Eastgate Mall

San Diego, CA 92121-1909

USA

Fax: +1 858 550 6420

11.2	Public Disclosure; Confidentiality

(a)	The Parties must keep secret the contents of this Agreement to the extent that no statutory disclosure obligations exist or the respective other Party has not consented to the disclosure unless such disclosure serves a valid business purpose of either Party.

(b)

The Parties must also keep secret any information they have received about each other and about the companies affiliated with the respective other Parties as defined in section 15 German Stock Corporation Act (AktG) since they have started discussions about the acquisition of the Sold Shares, to the extent that such information is not known or available to the public (other than as a result of a breach of this Section 11.2) or the respective other Party has not consented to the disclosure of the information. If any of Sellers is required by virtue of law or based on an contractual obligation to disclose any of the information described above, except for mandatory obligations to disclose such information to the Tax authorities, such Seller(s) shall immediately provide Purchaser with a written notice setting forth the applicable law or contractual provision and the third party requiring such disclosure, if any, in order to enable Purchaser to seek a protective order or other appropriate remedy. Sellers will reasonably cooperate with Purchaser in any attempt by Purchaser to obtain any such protective order or other remedy. If Purchaser is unsuccessful in obtaining any such protective order or other remedy in connection with the requirement of any Seller to disclose such information, and if Seller provides Purchaser with a written opinion of its legal counsel confirming that, and the extent to which a disclosure of such information is legally required, then such Seller may disclose such information, but only to the extent legally required and as advised by its legal counsel. However, such Seller shall use reasonable efforts to ensure that such information is treated confidentially by each person to whom it is disclosed.

(c)	Each of the Parties hereto undertakes that prior to the Closing Date it will not make any announcement in connection with this Agreement unless the other Parties hereto have given their respective prior consent to such announcement, including the form of such announcement, which consent may not be unreasonably withheld and may be subject to conditions. The preceding sentence shall, however, not apply if and to the extent any announcement or disclosure of information regarding the existence, the subject matter or the content of this Agreement is required to be made under applicable laws or applicable stock exchange rules or serves a valid business purpose of either Party.

11.3	Costs and Expenses

(a)	All costs including but not limited to fees, registration duties or other charges in connection with any regulatory requirements and other charges and costs payable in connection with the execution of this Agreement and the implementation of the transactions contemplated hereby shall be equally borne by Sellers and Purchaser. Sellers shall be responsible for their own corporate income tax and trade income tax resulting from the sale of the Sold Shares under this Agreement.

(b)	Each Party and Parent shall pay its own expenses, including the costs of its advisors, incurred in connection with this Agreement. Without limiting the generality of the foregoing, Sellers shall bear and pay all fees, costs and expenses (including all legal fees and expenses payable to counsel for the Companies) that have been incurred by or on behalf of any of the Companies or any of the Sellers, in particular in connection with:

(i)	the negotiation, preparation and review of any term sheet or similar document relating to any of the transactions contemplated by this Agreement;

(ii)	the investigation and review conducted by Purchaser and its representatives with respect to the Companies’ business (and the furnishing of information to the Purchaser and its representatives in connection with such investigation and review) except for overhead costs of the Companies in connection with such investigation and review;

(iii)	the negotiation, preparation and review of this Agreement (including the exhibits and schedules hereto), and all certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated hereby;

(iv)	the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any consent required to be obtained in connection with any of the transactions contemplated by this Agreement; and

(v)	the consummation and performance of the transactions contemplated by this Agreement.

For the avoidance of doubt, the advisory fees for the services rendered by Wolff Partners Management and Technologie Consultants pursuant to the “Beratungsvertrag/Operative Unterstützung” with MC AG dated 20 April 2007 have been incurred by MC AG. These fees were not incurred on behalf or for the benefit of the Sellers but solely for the benefit of the Companies.

No Company shall bear or pay, and Sellers shall not permit any Company to bear or pay, any such fees, costs or expenses.

11.4	Entire Agreement; Amendments and Waivers

(a)	This Agreement (including all Exhibits hereto) contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto, except for the Confidentiality Agreement dated 7 February 2007, which will remain in full force and effect until the Closing Date (or, with respect to business or trade secrets of Sellers, for the time period stated therein) or, if this Agreement is terminated pursuant to Section 3.2 (e), beyond the date of such termination according to its terms.

(b)	Any provision of this Agreement (including this Section 11.4) may be amended or waived only if such amendment or waiver is by written instrument executed by all Parties and explicitly refers to this Agreement.

11.5	Governing Law; Venue; Service of Process

(a)	This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany (excluding conflict of laws rules).

(b)

Any dispute arising out of or relating to this Agreement, or the breach, termination or validity or invalidity thereof, shall be referred to and finally resolved by arbitration in accordance with the rules of the German Institute of Arbitration e.V. (DIS e.V.) without recourse to the ordinary courts of law. The exclusion of recourse to the ordinary courts of law also comprises the right to third-party notice (Streitverkündung) between the parties of this Agreement in connection with a dispute arising in connection with this Agreement between any party of this Agreement and a third party. The place of arbitration shall be Düsseldorf, Germany, the language of the arbitration shall be English. Documents in another language than English shall be translated into the English language, unless the Parties agree otherwise. The tribunal shall consist of one arbitrator to be jointly nominated by the Parties who needs to be qualified to work as judge in Germany and needs to be in good command of the English language. If the Parties cannot agree on the arbitrator, he shall be nominated by DIS e.V. upon request of either party. If the arbitrator considers necessary, he shall have the right to mandate a third party expert with respect to particular items in dispute between the Parties, in particular in connection with the determination on whether the underlying conditions to the Additional Purchase Price I and the Additional Purchase Price II have been met. The third party expert shall decide on the items referred to him by the arbitrator with binding effect for the Parties. The right to obtain injunctive relief before state courts shall not be excluded hereby.

(c)	Purchaser and Parent hereby appoint the law firm of Bird & Bird as their agent for service of process (Zustellungsbevollmächtigter) for all legal proceedings involving Purchaser or Parent, respectively arising out of or in connection with this Agreement. This appointment shall only terminate upon the appointment of another agent for service of process domiciled in Germany, provided that the agent for service of process is an attorney admitted to the German bar (in Deutschland zugelassener Rechtsanwalt) and his appointment has been notified to Sellers. Purchaser and Parent shall promptly after the date hereof and upon the appointment of any new agent for service of process (as the case may be) issue to the agent a written power of attorney (Vollmachtsurkunde) and shall irrevocably instruct the agent to submit such deed in connection with any service of process under this Agreement.

11.6	Interpretation

(a)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(b)	Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation.

(c)	Unless otherwise specified herein, all references to money are understood to be in Euro or USD, respectively. All payments shall be payable in USD or EUR, respectively, and will not be subject to any adjustment or exchange pursuant to fluctuations in foreign exchange rates.

(d)	For the purpose of this Agreement, a “Business Day” shall be any day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, are generally closed.

11.7	Definitions

Exhibit 11.7 sets forth a – not necessarily comprehensive – list of the capitalized terms used in this Agreement, indicating the sections where such terms are defined. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

11.8	Severability

Should any provision of this Agreement, or any provision incorporated into this Agreement be or in the future become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke); in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

[Signature pages to follow]

[Signature Seller 1]

Dusseldorf, November 7, 2007
Place, Date

/s/ Markus Mönig
Markus Mönig

[Signature Seller 2]

Dusseldorf, November 7, 2007
Place, Date

/s/ Eugen Viehof
IMV Beteiligungs GmbH
Name: Eugen Viehof
Title: Managing Director (Geschäftsführer)

[Signature Seller 3]

Dusseldorf, November 7, 2007
Place, Date

/s/ Dr. Sergey Grigoriev
Dr. Sergey Grigoriev

[Signature Purchaser]

Dusseldorf, November 7, 2007
Place, Date

/s/ David J. Richter
DivX Holdings, Inc.
Name: David J. Richter
Title: Officer

[Signature Parent]

Dusseldorf, November 7, 2007
Place, Date

/s/ David J. Richter
DivX, Inc.
Name: David J. Richter
Title: Executive Vice President